Dome Capital, LLC

10006 Cross Creek Blvd #103.

Tampa FL 33647

(848) 283-5646

June 30, 2025

VIA EDGAR

Stacie Gorman and Pamela Howell

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.,

Washington, DC 20549

Re:	Dome Capital, LLC (the “Company”)

Offering Statement on Form 1-A for Series A Unsecured Bonds Filed May 16, 2025

File No. 024-12619

Dear Ms. Gorman and Ms. Howell:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on July 2, 2025 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Nabeel Syed
Nabeel Syed, CEO